Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-163632

Pricing Supplement dated February 23, 2010
to the Product Prospectus Supplement FIN-1 dated January 11, 2010, the Prospectus Supplement dated January 11, 2010
and the Prospectus dated January 11, 2010
$3,582,000 Royal Bank of Canada Senior Global Medium-Term Notes, Series D Redeemable Leveraged Steepener Notes, Due February 26, 2030

Royal Bank of Canada is offering the Notes described below.  The prospectus dated January 11, 2010, the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated January 11, 2010 describe terms that will apply generally to the notes, including any Notes you purchase.  Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement.  In the event of any conflict, this pricing supplement will control.

The Notes may not be appropriate for every investor.  The Notes are subject to the risks set forth under the heading “Additional Risks Specific to the Notes” in the product prospectus supplement beginning on page PS-5.  You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

Issuer:	Royal Bank of Canada (“Royal Bank”).

Underwriter:	RBC Capital Markets Corporation

Principal Amount:	$3,582,000

Pricing Date:	February 23, 2010

Issuance Date:	February 26, 2010

Maturity Date:	February 26, 2030

Interest Rate:
Year 1: 11.00%

Years 2-20: 5 times the value of the Reference Rate; provided, the interest rate can never be less than 0.00% or greater than 10.00%.  The interest rate on the Notes will be payable in arrears on each Interest Payment Date.

No interest will be paid in years 2 to 20 if, on the applicable Interest Determination Date, the High-Side Reference Rate does not exceed the Low-Side Reference Rate by at least 0.55%

Reference Rate:	High-Side Reference Rate minus Low-Side Reference Rate minus 0.55%

High-Side Reference Rate:	30 Year CMS Rate, as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 am New York time

Low-Side Reference Rate:	2 Year CMS Rate, as reported on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 am New York time

Interest Determination Dates:	Five U.S. Government Securities business days prior to the beginning of each interest period.

Type of Note:
Your Notes are called a “Leveraged Steepener Note” because, from the beginning of year 2 until the Maturity Date or the date of redemption, as the case may be, the Note bears a variable rate of interest at a “leveraged,” or multiplied, rate, subject to a maximum interest rate, if the High-Side Reference Rate exceeds the Low-Side Reference Rate by at least 0.55%.  If the High-Side Reference Rate does not exceed the Low-Side Reference Rate by at least 0.55%, interest will accrue at the rate of 0.00% for that interest period.  FOR EVERY INTEREST PERIOD THAT THE HIGH-SIDE REFERENCE RATE DOES NOT EXCEED THE LOW-SIDE REFERENCE RATE BY AT LEAST 0.55%, YOU WILL NOT RECEIVE A COUPON PAYMENT.

Interest Payment Dates:
Quarterly, in arrears, on the 26th day of each February, May, August, and November, commencing May 26, 2010 and ending on the Maturity Date. If the Interest Payment Date is not a New York or London business day, interest shall be paid on the next New York or London business day, without adjustment for period end dates and no additional interest shall be paid in respect of the postponement.

Redemption:	Redeemable

Call Date(s):
Quarterly, in arrears, on the 26th day of each February, May, August, and November, commencing May 26, 2010 and ending on the Maturity Date.  (whether the Stated Maturity Date or an earlier Redemption Date) with 10 business days notice.

Survivor’s Option:	Not Applicable

Minimum Investment:	$1,000 (except for certain non-U.S. investors for whom the minimum investment will be higher)

Denominations:	$1,000

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities — Ownership and Book-Entry Issuance” in the accompanying prospectus).

CUSIP No:	78008HWJ5

Currency:	U.S. dollars

Calculation Agent:	RBC Capital Markets Corporation

U.S. Tax Treatment:
The Notes will be treated as debt instruments for U.S. federal income tax purposes.  We intend to take the position that the Notes will be subject to the special rules governing contingent payment debt instruments.  Under this treatment, you will be required to accrue interest income based on the comparable yield and projected payment schedule for the Notes.  You may call RBC Capital Markets Corporation toll free at (866) 609-6009 to obtain this information.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 11, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes exceeds one year—Rules Applicable to Notes Treated as Contingent Payment Debt Instruments for Tax Purposes,” which applies to your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Terms Incorporated In the Master Note:
All of the terms appearing above the item captioned “Listing” on the cover page of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement.  Any representation to the contrary is a criminal offense.

	Per note	Total
Price to public	100.00%	$3,582,000
Underwriting discounts and commission	5.00%	$179,100
Proceeds to Royal Bank	95.00%	$3,402,900

We may use this pricing supplement in the initial sale of a note.  In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement, dated January 11, 2010, the accompanying prospectus, dated January 11, 2010 and the accompanying prospectus supplement, dated January 11, 2010.  The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement.  You should carefully consider, among other things, the matters set forth under “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and the matters set forth under “Risk Factors” in the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

●	Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

●	Product Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000085/f18100424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

HISTORICAL INFORMATION

Historically, the High-Side Reference Rate and the Low-Side Reference Rate, and the difference between them, have experienced significant fluctuations. Any historical upward or downward trend in these rates during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes. Royal Bank cannot make any assurances that the future levels of the High-Side Reference Rate and the Low-Side Reference Rate will result in holders of the Notes receiving interest payments after the first four quarterly interest payments.

The Reference Rate was 2.82% on February 23, 2010. The graph below sets forth the historical performance of the Reference Rate from May 5, 1994 through February 23, 2010.

Source: Bloomberg L.P.

Historical Period
Total number of days in the historical period	5,773 days
Number of days the High-Side Reference Rate was greater than the Low-Side Reference Rate by at least 0.55%	4,391 days
Number of days the High-Side Reference Rate was not greater than the Low-Side Reference Rate by at least 0.55%	1,382 days

The historical performance shown above is not indicative of future performance.  The level of the High-Side Reference Rate may not exceed the Low-Side Reference Rate by at least 0.55% on one or more specific Interest Determination Dates during the variable interest rate period.

HYPOTHETICAL EXAMPLES

The table below presents examples of the hypothetical interest will accrue on the Notes during the variable interest rate period.  The examples below are for purposes of illustration only. The actual interest payments will depend on the actual difference between the High-Side Reference Rate and the Low-Side Reference Rate on each interest determination date.  The applicable interest rate for each interest period will be determined on a per-annum basis but will apply only to that interest period.  Whether or not you would receive interest at the hypothetical interest rates below would depend on whether or not we determine to exercise our redemption right prior to the interest period in which those interest rates would take effect.

Hypothetical Difference between the High-Side Reference minus the Low-Side Reference Rates minus 0.55%	Hypothetical Interest Rate (per annum)	Hypothetical Quarterly Interest Payment
-2.00%	0.00%	$0.00
-1.85%	0.00%	$0.00
-1.70%	0.00%	$0.00
-1.55%	0.00%	$0.00
-1.40%	0.00%	$0.00
-1.25%	0.00%	$0.00
-1.10%	0.00%	$0.00
-0.95%	0.00%	$0.00
-0.80%	0.00%	$0.00
-0.65%	0.00%	$0.00
-0.50%	0.00%	$0.00
-0.35%	0.00%	$0.00
-0.20%	0.00%	$0.00
-0.05%	0.00%	$0.00
0.10%	0.50%	$1.25
0.25%	1.25%	$3.13
0.40%	2.00%	$5.00
0.55%	2.75%	$6.88
0.70%	3.50%	$8.75
0.85%	4.25%	$10.63
1.00%	5.00%	$12.50
1.15%	5.75%	$14.38
1.30%	6.50%	$16.25
1.45%	7.25%	$18.13
1.60%	8.00%	$20.00
1.75%	8.75%	$21.88
1.90%	9.50%	$23.75
2.05%	10.00%	$25.00
2.20%	10.00%	$25.00
2.35%	10.00%	$25.00
2.50%	10.00%	$25.00
2.65%	10.00%	$25.00
2.80%	10.00%	$25.00
2.95%	10.00%	$25.00
3.10%	10.00%	$25.00
3.25%	10.00%	$25.00

RISK FACTORS

The Notes involve risks not associated with an investment in ordinary floating rate notes.  An investment in Redeemable Leveraged Steepener Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the High-Side Reference Rate and the Low-Side Reference Rate and other events that are difficult to predict and beyond our control.  This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement, prospectus supplement and prospectus.  You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

After the First Year of the Notes, the Amount of Interest Payable Is Uncertain and Could Be 0.00%. During the variable interest rate period, the amount of interest payable on the Notes in any interest period will depend on whether and the extent to which the High-Side Reference Rate is greater than the Low-Side Reference Rate on the related interest determination date. If the High-Side Reference Rate does not exceed the Low-Side Reference Rate by at least 0.55% on any interest determination date, the rate of interest payable for the related interest payment period will be 0%. If the High-Side Reference Rate exceeds the Low-Side Reference Rate by only a small amount more than 0.55%, your interest payment for the relevant interest period will be limited. As a result, the effective yield on the Notes may be less than what would be payable on our conventional notes of comparable maturity. The natural interest payments on the Notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

The Amount of Interest Payable on the Notes in Any Payment Period Is Capped. The interest rate on the Notes for each quarterly interest period during the variable interest rate period is capped for that period at the maximum interest rate of 10% per annum, and, due to the leverage factor, you will not receive the benefit of any increase in the difference between the High-Side and Low-Side Reference Rates above the level of 2.50% on any interest determination date (equal to a maximum quarterly interest payment of $25.00 for each $1,000 in principal amount of the Notes). Accordingly, you could receive less than 10% per annum interest for any given full year even when the difference between the High-Side Reference Rate and the Low-Side Reference Rate increases substantially in a quarterly interest period during that year if the difference these rates in the other interest periods in that year do not also increase substantially, as you will not receive the full benefit of the outperforming period due to the interest rate cap.

The Notes Are Subject to Early Redemption at Our Option. Royal Bank has the option to redeem the Notes on any interest payment date on or after May 26, 2010. It is more likely that Royal Bank will redeem the Notes prior to their stated maturity date to the extent that the difference between the High-Side Reference Rate and the Low-Side Reference Rate during the term of the Notes results in an amount of interest payable that is greater than instruments of a comparable maturity and credit rating trading in the market. If the Notes are redeemed prior to their stated maturity date, you will not receive any interest payments on the Notes after the redemption date and you may have to re-invest the proceeds in a lower interest rate environment.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about February 26, 2010, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Supplemental Plan of Distribution” in the prospectus supplement dated January 11, 2010.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the RBC Capital Markets Corporation.  This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

Royal Bank of Canada

Senior Global Medium-Term Notes, Series D

Redeemable Leveraged Steepener Notes, Due February 26, 2030

February 23, 2010